Exhibit 99.6

THE FOLLOWING PROXY CARD RELATES TO THE EXTRAORDINARY GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF AMERICAN DEPOSITORY RECEIPTS OF WNS (HOLDINGS) LIMITED PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

WNS (HOLDINGS) LIMITED

Extraordinary General Meeting of Shareholders

Resolutions presented for consideration at the Extraordinary General Meeting of Shareholders on March 16, 2016		Vote

		FOR	AGAINST	ABSTAIN
1	Approval to purchase American Depositary Shares, each representing one ordinary share of the Company, effective for thirty six (36) months from the date of passing of this resolution, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased

(Signature)